File No. 812-14360

UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

SECOND AMENDMENT TO THE APPLICATION FOR

AN ORDER OF EXEMPTION PURSUANT

TO SECTION 6(c) OF THE INVESTMENT COMPANY

ACT OF 1940, AS AMENDED (THE “1940 ACT”), FROM: (1) CERTAIN

PROVISIONS OF SECTION 15(a) OF THE 1940 ACT

AND RULE 18f-2 THEREUNDER, AND (2) CERTAIN

DISCLOSURE REQUIREMENTS UNDER

VARIOUS RULES AND FORMS.

____________________

The MainStay Funds

MainStay Funds Trust

Mainstay VP Funds Trust

New York Life Investment Management LLC

____________________

Please direct all communications concerning this Application and orders to: J. Kevin Gao, Esq. New York Life Investment Management LLC 169 Lackawanna Avenue Parsippany, New Jersey 07054 (973) 394-4450	Copy to: Sander M. Bieber, Esq. Dechert LLP 1900 K Street, NW Washington, DC 20006 (202) 261-3308

April 3, 2015

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

IN THE MATTER OF The MainStay Funds, MainStay Funds Trust, Mainstay VP Funds Trust, and New York Life Investment Management LLC 51 Madison Avenue New York, New York 10010 File No. 812-14360

SECOND AMENDED APPLICATION FOR AN ORDER OF EXEMPTION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE “1940 ACT”) FROM: (1) CERTAIN PROVISIONS OF SECTION 15(a) OF THE 1940 ACT AND RULE 18f-2 THEREUNDER, AND (2) CERTAIN

DISCLOSURE REQUIREMENTS UNDER VARIOUS RULES AND FORMS

I. INTRODUCTION

The MainStay Funds, MainStay Funds Trust and MainStay VP Funds Trust (each, a “Trust” and collectively, the “Trusts”), each of which is registered as an open-end management investment company that offers one or more series of shares (each a “Fund” and collectively, the “Funds”), on their own behalf and on behalf of each Fund of the Trusts, and New York Life Investment Management LLC, the investment adviser to the Funds (“New York Life Investments” or the “Adviser” and together with the Trusts, the “Applicants”),1 hereby submit this application (the “Application”) to the Securities and Exchange Commission (the “Commission”) for an order of exemption pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”).

Applicants request an order exempting them from Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to permit the Adviser, subject to the approval of the board of trustees of the applicable Trust (each a “Board”),2 including a majority of those who are not “interested persons” of the Trusts or the Adviser, as defined in Section 2(a)(19) of the 1940 Act (the “Independent Trustees”), to take certain actions without obtaining shareholder approval as follows: (i) select certain wholly-owned and non-affiliated investment subadvisers (each a “Subadviser” and collectively, the “Subadvisers”) to manage all or a portion of the assets of one or more of the Funds pursuant to an investment subadvisory agreement with each Subadviser (each a “Subadvisory Agreement” and collectively, the “Subadvisory Agreements”); and (ii) materially amend Subadvisory Agreements with the Subadvisers. As used herein, a “Subadviser” for a Fund is a Subadviser that is (1) an indirect or direct “wholly-owned subsidiary” (as such term is defined in the 1940 Act) of the Adviser, or (2) a sister company of the Adviser that is an

1 The “Adviser” includes (i) New York Life Investments and (ii) any entity controlling, controlled by or under common control with, New York Life Investments or its successors. For the purposes of the requested order, “successor” is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

2 The term “Board” also includes the board of trustees or directors of a future Subadvised Fund (as defined below), if different from a board of trustees of a Trust.

indirect or direct “wholly-owned subsidiary” (as such term is defined in the 1940 Act) of the same company that, indirectly or directly, wholly owns the Adviser (each of (1) and (2) a “Wholly-Owned Subadviser” and collectively, the “Wholly-Owned Subadvisers”), or (3) not an “affiliated person” (as such term is defined in Section 2(a)(3) of the 1940 Act) of the Funds, the applicable Trust, or the Adviser, except to the extent that an affiliation arises solely because the Subadviser serves as a subadviser to one or more Funds (each a “Non-Affiliated Subadviser” and collectively, the “Non-Affiliated Subadvisers”).3 Applicants also apply for an order of the Commission under Section 6(c) of the 1940 Act exempting the Funds from certain disclosure obligations under the following rules and forms: (i) Item 19(a)(3) of Form N-1A; (ii) Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8), and 22(c)(9) of Schedule 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”); and (iii) Sections 6-07(2)(a), (b), and (c) of Regulation S-X under the Securities Act of 1933, as amended (the “Securities Act”).

Applicants request that the relief sought herein apply to Applicants, as well as to any future Fund and any other existing or future registered open-end management investment company or series thereof that intends to rely on the requested order in the future and (i) is advised by the Adviser or its successors; (ii) uses the multi-manager structure described in this Application; and (iii) complies with the terms and

3 Section 2(a)(3) of the 1940 Act defines “affiliated person” as follows:

“Affiliated person” of another person means (A) any person directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person; (E) if such other person is an investment company, any investment adviser thereof or any member of an advisory board thereof; and (F) if such other person is an unincorporated investment company not having a board of directors, the depositor thereof.

Section 2(a)(43) of the 1940 Act defines “wholly-owned subsidiary” of a person as a company 95 per centum or more of the outstanding voting securities of which are, directly or indirectly, owned by such person.

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conditions set forth herein (each, together with any Fund that currently uses the multi-manager structure described in this Application, a “Subadvised Fund” and collectively, the “Subadvised Funds”). All registered open-end investment companies that currently intend to rely on the requested order are named as Applicants. All Funds that currently are, or that currently intend to be, Subadvised Funds are identified in this Application. Any entity that relies on the requested order will do so only in accordance with the terms and conditions contained in this Application.4

Applicants are seeking this exemption primarily to enhance the ability of the Adviser and each Board to obtain for a Subadvised Fund the services of one or more Subadvisers believed by the Adviser and the Board to be particularly well suited to manage all or a portion of the assets of the Subadvised Fund, and to make material amendments to Subadvisory Agreements believed by the Adviser and the Board to be appropriate, without the delay and expense of convening special meetings of shareholders to approve the Subadvisory Agreements. Under this structure, the Adviser, in its capacity as investment adviser, would evaluate, allocate assets to and oversee the Subadvisers, and make recommendations about their hiring, termination and replacement to the Board, at all times subject to the authority of the Board. This structure is commonly referred to as a “multi-manager” structure. In addition, Applicants are seeking relief from certain disclosure requirements concerning fees paid to Subadvisers.

If the relief sought is granted, the Adviser, with the approval of the applicable Board, including a majority of the Independent Trustees, would on behalf of a Subadvised Fund, without obtaining shareholder approval, be permitted to (i) hire a Non-Affiliated Subadviser or a Wholly-Owned Subadviser, including terminating an existing subadviser and replacing it with one or more Non-

4 The requested relief will not extend to any subadviser, other than a Wholly-Owned Subadviser, who is an affiliated person, as defined in section 2(a)(3) of the 1940 Act, of the Subadvised Funds or of the Adviser, other than by reason of serving as a subadviser to one or more of the Subadvised Funds (“Affiliated Subadviser”).

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Affiliated Subadvisers or Wholly-Owned Subadvisers, and (ii) materially amend Subadvisory Agreements with Non-Affiliated Subadvisers and Wholly-Owned Subadvisers. Shareholder approval will continue to be required for any other subadviser changes and material amendments to an existing subadvisory agreement with any subadviser other than a Non-Affiliated Subadviser or a Wholly-Owned Subadviser (all such changes referred to herein as “Ineligible Subadviser Changes”), except as otherwise permitted by rule.

Applicants currently operate pursuant to an order from the Commission granting the relief requested herein solely with respect to Non-Affiliated Subadvisers (The MainStay Funds, et al., Investment Company Act Release Nos. 27595 (December 11, 2006) (notice) and 27656 (January 8, 2007) (order) (file no. 812-13257)) (the “Prior Order”). Any order granted by the Commission with respect to this Application will supersede the Prior Order.

For the reasons discussed below, Applicants believe that the requested relief is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants believe that the Subadvised Funds would be negatively impacted without the requested relief because of delays in hiring or replacing Subadvisers and costs associated with the proxy solicitation to approve new or amended Subadvisory Agreements.

II. BACKGROUND

A. The Trusts

Each of the Trusts is registered under the 1940 Act as an open-end management investment company. Each of MainStay Funds Trust and MainStay VP Funds Trust is organized as a Delaware statutory trust, and The MainStay Funds is organized as a Massachusetts business trust. The Adviser serves as “investment adviser,” as defined in Section 2(a)(20) of the 1940 Act, to a Subadvised Fund. The Board of each Trust consists of eight (8) members, seven (7) of whom, including the Chairperson,

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serve as Independent Trustees. The Trusts offer shares of multiple Funds, each with its own distinct investment objectives, policies and restrictions. Shares of MainStay VP Funds Trust will be offered and sold through insurance company accounts, which are used to fund variable annuity contracts.5 The Adviser has retained Subadvisers to provide investment advisory services to certain Funds.6 Many of the Funds offer, pursuant to Rule 18f-3 under the 1940 Act, one or more classes of shares that are subject to different expenses. As a result, certain Funds may issue a class of shares that is subject to a front-end sales load or a contingent deferred sales load. In addition, a Fund or any class thereof may pay fees in accordance with Rule 12b-1 under the 1940 Act.

B. The Adviser

New York Life Investments, with headquarters at 51 Madison Avenue, New York, New York 10010, is a limited liability company organized under the laws of the State of Delaware, and is registered with the Commission as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), and serves as investment adviser to the Funds. The Adviser is an indirect, wholly-owned subsidiary of New York Life Insurance Company (“New York Life”). New York Life’s family of companies offers life insurance, retirement income, investments and long-term care insurance. The Adviser, through direct and indirect, wholly-owned subsidiaries (i.e., a multiple-boutique investment

5 Depending upon applicable law or the terms of the insurance contract, the right to vote shares is held by variable contract owners and insurance companies. Therefore, the term “shareholder” as used in this Application shall include variable contract owners and insurance companies entitled to give voting instructions with respect to a Fund. Pursuant to current Commission requirements and Commission staff interpretations, insurance companies vote Fund shares held in registered separate accounts in accordance with voting instructions received from variable contract owners or payees. In addition, Fund shares held in registered separate accounts for which contract owners or payees are entitled to give voting instructions, but as to which no voting instructions are received, are voted in proportion to the shares for which voting instructions have been received by that company. The term “payee” as used in this Application shall include an individual entitled to the receipt of payment under a variable annuity contract.

6 Each Subadvised Fund discloses in its registration statement that it operates pursuant to the Prior Order. The prospectus for a Subadvised Fund will include the disclosure required by Condition 1 below at all times subsequent to the approval required by Condition 1 below.

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structure), offers access to an array of fixed income, equities and alternative products for institutional and retail clients. Each investment boutique has its own personnel and resources, including portfolio managers and analysts, and offers a variety of products, services, and solutions for the institutional, retail, and retirement markets, including in some instances, a Fund. The Adviser serves as investment adviser to each Fund pursuant to an investment advisory agreement with the applicable Trust (each an “Investment Advisory Agreement” and together the “Investment Advisory Agreements”). Any future Adviser also will be registered with the Commission as an investment adviser under the Advisers Act.

Consistent with the terms of a Subadvised Fund’s Investment Advisory Agreement, the Adviser may, subject to the approval of the Board, including a majority of the Independent Trustees, and the shareholders of the applicable Subadvised Fund (if required by applicable law), delegate portfolio management responsibilities of all or a portion of the assets of a Subadvised Fund to a Subadviser. The Adviser retains overall responsibility for the management and investment of the assets of all Subadvised Funds. With respect to each Subadvised Fund, the Adviser’s responsibilities include, for example, recommending the removal or replacement of Subadvisers, and determining the portion of that Subadvised Fund’s assets to be managed by any given Subadviser and reallocating those assets as necessary from time to time. The Adviser evaluates, selects and recommends Subadvisers to manage the assets (or a portion thereof) of Subadvised Funds, and monitors and reviews each Subadviser and its performance and its compliance with the applicable Subadvised Fund’s investment policies and restrictions.

Each Investment Advisory Agreement has been or will be approved by the applicable Board, including a majority of the Independent Trustees, and by the shareholders of the relevant Fund in the manner required by Sections 15(a) and 15(c) of the 1940 Act and Rule 18f-2 thereunder. The terms of the Investment Advisory Agreements comply or will comply with Section 15(a) of the 1940 Act.

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Applicants are not seeking an exemption from the provisions of the 1940 Act with respect to the Investment Advisory Agreements. Pursuant to the terms of each Investment Advisory Agreement, the Adviser, subject to the oversight of the applicable Board, has agreed or will agree to (i) provide a continuous investment program for each Fund; (ii) determine the securities and other investments to be purchased, retained, sold or loaned by each Fund and the portion of such assets to be invested or held uninvested as cash; (iii) exercise full discretion and act for each Fund in the same manner and with the same force and effect as such Fund itself might or could do with respect to purchases, sales, or other transactions; and (iv) exercise full discretion and act for each Fund in the same manner and with the same force and effect as such Fund itself might or could do with respect to all other things necessary or incidental to the furtherance or conduct of such purchases, sales or other transactions. The Adviser also is or will be responsible for effecting transactions for each Fund and selecting brokers or dealers to execute such transactions for each Fund. The Adviser will periodically review each Fund’s investment policies and strategies and, based on the need of a particular Fund, may recommend changes to the investment policies and strategies of the Fund for consideration by the Board.

Each Investment Advisory Agreement permits or will permit the Adviser to enter into Subadvisory Agreements with one or more Subadvisers.  Pursuant to its authority under the Investment Advisory Agreements, the Adviser has entered or will enter into Subadvisory Agreements as described below under “The Subadvisers.” If the name of any Subadvised Fund contains the name of a subadviser, the name of the Adviser that serves as the primary adviser to the Subadvised Fund, or a trademark or trade name that is owned by or publicly used to identify that Adviser, will precede the name of the subadviser.7

7 Currently New York Life Investments uses the name “MainStay” as a “doing business as” name and would expect to use the MainStay name, as opposed to its full legal name, in front of the name of the Subadviser in accordance with this representation. In the future, the Adviser might have another “doing business as” name or business unit name that it also might elect to use in place of its legal name.

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For its services to each Fund, the Adviser receives or will receive an investment advisory fee from that Fund as specified in the applicable Investment Advisory Agreement. The investment advisory fees are calculated based on the average of the net asset value of the particular Fund as of the close of business on each business day during the month. Subadvisers receive or will receive investment advisory fees from the Adviser calculated on the same basis (but not necessarily the same rate) as the Adviser’s investment advisory fees for such Subadvised Fund. The fee paid to a Subadviser results from the negotiations between the Adviser and the particular Subadviser and is or will be approved by the applicable Board, including a majority of the Independent Trustees.

C. The Subadvisers

Pursuant to the authority under the applicable Investment Advisory Agreement, the Adviser may enter into Subadvisory Agreements with various Subadvisers on behalf of the Funds. The Adviser has entered into Subadvisory Agreements with the following Subadvisers on behalf of the Subadvised Funds:8

•	Candriam Belgium S.A. (“Candriam”) serves as a Wholly-Owned Subadviser of MainStay VP Emerging Markets Equity Portfolio (portion), a series of MainStay VP Funds Trust.
•	Cornerstone Capital Management Holdings LLC (“Cornerstone Capital”) serves as a Wholly-Owned Subadviser of MainStay Common Stock Fund, a series of The MainStay Funds; and MainStay Balanced Fund (equity portion), MainStay Emerging Markets

8 The Manager has also entered into a subadvisory agreement with Cornerstone Capital Management LLC, an indirect, non-wholly-owned subsidiary of New York Life, on behalf of MainStay Cornerstone Growth Fund, a series of MainStay Funds Trust; and MainStay VP Cornerstone Growth Portfolio, a series MainStay VP Funds Trust. The relief requested in the Application would not apply to Cornerstone Capital Management LLC, in its current position as a non-wholly-owned subsidiary of New York Life, or any other subadviser that is not a Wholly-Owned or Non-Affiliated Subadviser.

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Opportunities Fund, MainStay International Equity Fund, MainStay International Opportunities Fund, and MainStay U.S. Equities Opportunities Fund, each a series of MainStay Funds Trust; and MainStay VP Balanced Portfolio (equity portion), MainStay VP Common Stock Portfolio, MainStay VP Emerging Markets Equity Portfolio (portion), MainStay VP International Equity Portfolio, MainStay VP Mid Cap Core Portfolio, and MainStay VP S&P 500 Index Portfolio, each a series of MainStay VP Funds Trust.

•	Cushing® Asset Management, LP serves as a Non-Affiliated Subadviser of MainStay Cushing MLP Premier Fund, MainStay Cushing Renaissance Advantage Fund and MainStay Cushing Royalty Energy Income Fund, each a series of MainStay Funds Trust.
•	Eagle Asset Management, Inc. serves as a Non-Affiliated Subadviser of MainStay VP Eagle Small Cap Growth Portfolio, a series of MainStay VP Funds Trust.
•	Epoch Investments Partners, Inc. serves as a Non-Affiliated Subadviser of MainStay Income Builder Fund (equity portion), a series of The MainStay Funds; MainStay Epoch Global Choice Fund, MainStay Epoch Global Equity Yield Fund, MainStay Epoch International Small Cap Fund, MainStay Epoch U.S. All Cap Fund, MainStay Epoch U.S. Equity Yield Fund, and MainStay U.S. Small Cap Fund, each a series of MainStay Funds Trust; and MainStay VP Income Builder Portfolio (equity portion) and MainStay VP U.S. Small Cap Portfolio, each a series of MainStay VP Funds Trust.
•	Institutional Capital LLC (“ICAP”) serves as a Wholly-Owned Subadviser of MainStay MAP Fund (portion), a series The MainStay Funds; MainStay ICAP Equity Fund, MainStay ICAP Global Fund, MainStay ICAP International Fund, and MainStay ICAP Select Equity Fund, each a series of MainStay Funds Trust; and MainStay VP ICAP Select Equity Portfolio, a series of MainStay VP Funds Trust.
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•	Janus Capital Management LLC serves as a Non-Affiliated Subadviser of MainStay VP Janus Balanced Portfolio, a series of MainStay VP Funds Trust.
•	MacKay Shields LLC (“MacKay Shields”) serves as a Wholly-Owned Subadviser of MainStay Convertible Fund, MainStay Global High Yield Fund, MainStay Government Fund, MainStay High Yield Corporate Fund, MainStay Income Builder Fund (fixed-income portion), MainStay Tax Free Bond Fund, and MainStay Unconstrained Bond Fund, each a series of The MainStay Funds; MainStay California Tax Free Opportunities Fund, MainStay High Yield Municipal Bond Fund, MainStay High Yield Opportunities Fund, MainStay New York Tax Free Opportunities Fund, and MainStay Short Duration High Yield Fund, each a series of MainStay Funds Trust; and MainStay VP Convertible Portfolio, MainStay VP Government Portfolio, MainStay VP High Yield Corporate Portfolio, MainStay VP Income Builder Portfolio (fixed-income portion), and MainStay VP Unconstrained Bond Portfolio, each a series of MainStay VP Funds Trust.
•	Marketfield Asset Management LLC serves as a Non-Affiliated Subadviser of MainStay Marketfield Fund, a series of MainStay Funds Trust; and MainStay VP Marketfield Portfolio, a series of MainStay VP Funds Trust.
•	Markston International LLC serves as a Non-Affiliated Subadviser of MainStay MAP Fund (portion), a series of The MainStay Funds.
•	Massachusetts Financial Services Company serves as a Non-Affiliated Subadviser of MainStay VP MFS Utilities Portfolio, a series of MainStay VP Funds Trust.
•	NYL Investors LLC (“NYL Investors”) serves as a Wholly-Owned Subadviser of MainStay Money Market Fund, a series of The MainStay Funds; and MainStay Balanced Fund (fixed-income portion), each a series of MainStay Funds Trust; and MainStay VP
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Balanced Portfolio (fixed-income portion), MainStay VP Bond Portfolio, MainStay VP Cash Management Portfolio, and MainStay VP Floating Rate Portfolio; each a series of MainStay VP Funds Trust.

•	Pacific Investment Management Company LLC serves as a Non-Affiliated Subadviser of MainStay VP PIMCO Real Return Portfolio, a series of MainStay VP Funds Trust.
•	T. Rowe Price Associates, Inc. serves as a Non-Affiliated Subadviser of MainStay T. Rowe Price Equity Income Portfolio, a series of MainStay VP Funds Trust.
•	Van Eck Associates Corporation serves as a Non-Affiliated Subadviser of MainStay VP Van Eck Global Hard Assets Portfolio, a series of MainStay VP Funds Trust.
•	Winslow Capital Management LLC serves as a Non-Affiliated Subadviser of MainStay Large Cap Growth Fund, a series of The MainStay Funds; and MainStay VP Large Cap Growth Portfolio, a series of MainStay VP Funds Trust.

The Adviser also may, in the future, enter into Subadvisory Agreements with other Subadvisers on behalf of these and other Funds.

Candriam, Cornerstone Capital, ICAP and MacKay Shields are each indirect, wholly-owned subsidiaries of New York Life. NYL Investors is a direct wholly-owned subsidiary of New York Life. Candriam, Cornerstone Capital, ICAP, MacKay Shields and NYL Investors provide specialized asset management services. New York Life has overall responsibility for the affairs of each of Candriam, Cornerstone Capital, ICAP, MacKay Shields, NYL Investors and New York Life Investments, and generally must approve certain actions by each that would materially affect the operations of New York Life as a group. Candriam, Cornerstone Capital, ICAP, MacKay Shields and NYL Investors have, and any future Wholly-Owned Subadvisers will have, their own employees who would provide investment services to a Subadvised Fund.

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The Subadvisers are, and any future Subadvisers will be, “investment advisers” to the Subadvised Funds within the meaning of Section 2(a)(20) of the 1940 Act and provide, or will provide, investment management services to the Subadvised Funds subject to, without limitation, the requirements of Sections 15(c) and 36(b) of the 1940 Act. In addition, the Subadvisers are, and any future Subadvisers will be, registered with the Commission as investment advisers under the Advisers Act or exempt from such registration. The Adviser selects Subadvisers based on the Adviser’s evaluation of the Subadvisers’ skills in managing assets pursuant to particular investment styles, and recommends their hiring to the applicable Board. Currently, the Adviser employs multiple Subadvisers with respect to MainStay Balanced Fund, MainStay VP Balanced Portfolio, MainStay VP Emerging Markets Equity Portfolio, MainStay Income Builder Fund, MainStay VP Income Builder Portfolio, and MainStay MAP Fund. The Adviser may employ multiple Subadvisers for one or more other Subadvised Funds in the future. In multiple Subadvisers scenarios, the Adviser allocates and, as appropriate, reallocates a Subadvised Fund’s assets among the Subadvisers and the Subadvisers have and would have management oversight of that portion of the Subadvised Funds allocated to each of them.

The Adviser engages or will engage in an ongoing analysis of the continued advisability of retaining a Subadviser and makes recommendations to the applicable Board as needed. The Adviser also negotiates and renegotiates the terms of the Subadvisory Agreements with the Subadvisers, including the fees paid to the Subadvisers, and makes recommendations to the applicable Board as needed.

The Subadvisers, subject to the oversight of the Adviser and the applicable Board, determine or will determine the securities and other instruments to be purchased, sold or entered into by a Subadvised Fund’s portfolio or a portion thereof, and place orders with brokers or dealers that they select. The Subadvisers keep or will keep certain records required by the 1940 Act and the Advisers Act to be maintained on behalf of the relevant Subadvised Fund, and assist or will assist the Adviser to maintain

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the Subadvised Fund’s compliance with the relevant requirements of the 1940 Act. The Subadvisers monitor or will monitor the respective Subadvised Funds’ investments and provide or will provide periodic reports to the applicable Board and the Adviser. The Subadvisers also make or will make their officers and employees available to the Adviser and the applicable Board to review the investment performance and investment policies of the Subadvised Funds.

The Subadvisory Agreements were or will be approved by the applicable Board, including a majority of the Independent Trustees, and the shareholders of the Subadvised Funds in accordance with Sections 15(a) and 15(c) of the 1940 Act and Rule 18f-2 thereunder.

The terms of each Subadvisory Agreement comply or will comply fully with the requirements of Section 15(a) of the 1940 Act. Each Subadvisory Agreement precisely describes or will describe the compensation that the Subadviser will receive for providing services to the relevant Subadvised Fund, and provides or will provide that (1) it will continue in effect for more than two years from the date of its original approval only so long as such continuance is specifically approved at least annually by the applicable Board at the times and manner required by Section 15(c) of the 1940 Act; (2) it may be terminated at any time, without the payment of any penalty, by the Adviser, the applicable Board or by the shareholders of a Subadvised Fund on sixty days’ written notice to the Subadviser; and (3) it will terminate automatically in the event of its “assignment,” as defined in Section 2(a)(4) of the 1940 Act. To the extent required by law, Applicants will continue the shareholder approval process for Subadvisory Agreements with Wholly-Owned Subadvisers until such time as the Commission grants exemptive relief to Applicants. Each Subadvisory Agreement will set forth the duties of the Subadviser and precisely describe the compensation paid by the Adviser to the Subadviser.

After an initial two-year period, the terms of the Subadvisory Agreements are reviewed and renewed on an annual basis by the applicable Board, including a majority of the Independent Trustees in

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accordance with Section 15(c) of the 1940 Act. The applicable Board dedicates substantial time to review contract matters, including matters relating to Investment Advisory Agreements and Subadvisory Agreements. Over the course of several months, the contracts committee of the applicable Board, in coordination with other committees of the applicable Board reviews comprehensive materials received from the Adviser, independent third parties and independent counsel. The contracts committee of the applicable Board consists entirely of Independent Board Members. Applicants will continue this annual review and renewal process for Subadvisory Agreements in accordance with the 1940 Act if the relief requested herein is granted by the Commission.

The applicable Board reviews information provided by the Adviser and Subadvisers when it is asked to approve or renew Subadvisory Agreements. A Subadvised Fund discloses in its statutory prospectus that a discussion regarding the basis for the applicable Board’s approval and renewal of the Investment Advisory Agreement and any applicable Subadvisory Agreements is available in the Subadvised Funds’ annual or semi-annual report to shareholders for the relevant period in accordance with Item 10(a)(1)(iii) of Form N-1A. The information provided to the applicable Board is maintained as part of the records of the respective Subadvised Fund pursuant to Rule 31a-1(b)(4) and Rule 31a-2 under the 1940 Act.

Pursuant to each Subadvisory Agreement, the Adviser has agreed or will agree to pay each Subadviser a fee, based on the percentage of the assets of a Subadvised Fund, from the fee received by the Adviser from a Subadvised Fund under the Investment Advisory Agreement (the “Subadvisory fees”). Each Subadviser will bear its own expenses of providing investment management services to the relevant Subadvised Fund. Neither the Trusts nor any Subadvised Fund will be responsible for paying Subadvisory fees to any Subadviser.

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III. REQUEST FOR EXEMPTIVE RELIEF

Section 6(c) of the 1940 Act provides that the Commission may exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any provisions of the 1940 Act, or any rule thereunder, if such relief is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants believe that the requested relief described in this Application meets this standard.

IV. APPLICABLE LAW AND DISCUSSION

a. Shareholder Vote

i. Regulatory Background

Section 15(a) of the 1940 Act states, in part, that it is unlawful for any person to act as an investment adviser to a registered investment company “except pursuant to a written contract, which contract, whether with such registered company or with an investment adviser of such registered company, has been approved by the vote of a majority of the outstanding voting securities of such registered company.” Rule 18f-2(a) under the 1940 Act states that any “matter required to be submitted … to the holders of the outstanding voting securities of a series company shall not be deemed to have been effectively acted upon unless approved by the holders of a majority of the outstanding voting securities of each class or series of stock affected by such matter.” Further, Rule 18f-2(c)(1) under the 1940 Act provides that a vote to approve an investment advisory contract required by Section 15(a) of the 1940 Act “shall be deemed to be effectively acted upon with respect to any class or series of securities of such registered investment company if a majority of the outstanding voting securities of such class or series vote for the approval of such matter.”

Section 2(a)(20) of the 1940 Act defines an “investment adviser” as any person who, pursuant to an agreement with such registered investment company or with an investment adviser of such registered

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investment company, is empowered to determine what securities or other property shall be purchased or sold by such registered investment company. Consequently, the Subadvisers are deemed to be within the definition of an “investment adviser” and, therefore, the Subadvisory Agreements are each subject to Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to the same extent as the Investment Advisory Agreements.

Taken together, Section 15(a) of the 1940 Act and Rule 18f-2 require a majority of the outstanding voting securities of a Subadvised Fund to approve Subadvisory Agreements whenever the Adviser proposes to the applicable Board to hire new Subadvisers to manage the assets of a Subadvised Fund. These provisions would also require shareholder approval by a majority vote for any material amendment to Subadvisory Agreements.

The Subadvisory Agreement must precisely describe all compensation to be paid thereunder and provide for its termination without penalty by the applicable Board on not more than 60 days’ notice.9 In addition, the Subadvisory Agreements are required to terminate automatically and immediately upon their “assignment,” which could occur upon a change in control of the Subadvisers.10

Rule 2a-6 under the 1940 Act provides that certain transactions that do not result in a “change in actual control or management of the investment adviser” to a registered investment company are not assignments for purposes of Section 15(a)(4) or Section 15(b)(2) of the 1940 Act, thereby effectively providing an exemption from the shareholder voting requirements in Section 15(a) of the 1940 Act and Rule 18f-2 thereunder. Applicants do not believe that Rule 2a-6 under the 1940 Act provides a safe harbor to recommend, hire and terminate Wholly-Owned Subadvisers. Each Wholly-Owned Subadviser

9 See Section 15(a)(3) of the 1940 Act.

10 See Section 15(a)(4) of the 1940 Act. Section 2(a)(4) of the 1940 Act defines “assignment” as any direct or indirect transfer or hypothecation of a contract.

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is expected to run its own day-to-day operations and each will have its own investment personnel. Therefore, in certain instances appointing certain Wholly-Owned Subadvisers could be viewed as a change in management and, as a result, an “assignment” within the meaning of the 1940 Act.

ii. Requested Relief

Applicants seek relief to (i) select Non-Affiliated and Wholly-Owned Subadvisers to manage all or a portion of the assets of a Subadvised Fund and enter into Subadvisory Agreements and (ii) materially amend Subadvisory Agreements with such Subadvisers, each subject to the approval of the applicable Board, including a majority of the Independent Trustees, without obtaining shareholder approval required under Section 15(a) of the 1940 Act and Rule 18f-2 thereunder. Applicants believe that the relief sought should be granted by the Commission because (1) the Adviser either will operate a Subadvised Fund, or may operate a Subadvised Fund, in a manner that is different from conventional investment companies; (2) the relief will benefit shareholders by enabling the Subadvised Funds to operate in a less costly and more efficient manner; and (3) Applicants will consent to a number of conditions that adequately address the policy concerns of Section 15(a) of the 1940 Act, including conditions designed to ensure that shareholder interests are adequately protected through Board oversight.

1. Operations of the Trusts

Section 15(a) was designed to protect the interests and expectations of a registered investment company’s shareholders by requiring they approve investment advisory contracts, including subadvisory contracts.11 Section 15(a) is predicated on the belief that if a registered investment company is to be managed by an investment adviser different from the investment adviser selected by shareholders at the

11 See Section 1(b)(6) of the 1940 Act.

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time of the investment, the new investment adviser should be approved by shareholders.12 The relief sought in this Application is consistent with this public policy.

In the case of a traditional investment company, the investment adviser is a single entity that employs one or more individuals as portfolio managers to make the day-to-day investment decisions. The investment adviser may terminate or hire portfolio managers without board or shareholder approval and has sole discretion to set the compensation it pays to the portfolio managers. Alternatively for subadvised funds, the investment adviser is not normally responsible for the day-to-day investment decisions and instead, the investment adviser selects, supervises, and evaluates subadvisers who ultimately are responsible for the day-to-day investment decisions.

Primary responsibility for management of a Subadvised Fund’s assets, including the selection and supervision of the Subadvisers, is vested in the Adviser, subject to the oversight of the applicable Board. Applicants believe that it is consistent with the protection of investors to vest the selection and supervision of the Subadvisers in the Adviser in light of Applicants’ multi-manager structure , as well as the shareholders’ expectation that the Adviser is in possession of information necessary to select the most capable Subadvisers. The Adviser has the requisite expertise to evaluate, select and supervise the Subadvisers. The Adviser will not normally make day-to-day investment decisions for a Subadvised Fund.13

From the perspective of the shareholder, the role of the Subadvisers is substantially equivalent to the role of the individual portfolio managers employed by an investment adviser to a traditional investment company. The individual portfolio managers and the Subadvisers are each charged with the

12 Hearings on S. 3580 before a Subcomm. of the Senate Comm. on Banking and Currency, 76th Cong., 3d Sess. 253 (1940) (statement of David Schenker).

13 Although the Adviser will not normally make such day-to-day investment decisions, it may manage all or a portion of a Subadvised Fund.

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selection of portfolio investments in accordance with a Subadvised Fund’s investment objectives and policies and have no broad supervisory, management or administrative responsibilities with respect to a Subadvised Fund. Shareholders expect the Adviser, subject to review and approval of the applicable Board, to select a Subadviser who is in the best position to achieve a Subadvised Fund’s investment objective. Shareholders also rely on the Adviser for the overall management of a Subadvised Fund and a Subadvised Fund’s total investment performance.

In evaluating the services that a Subadviser will provide to a Subadvised Fund, the Adviser considers certain information, including, but not limited to, the following:

(1) the advisory services provided by the Subadviser, including the Subadviser’s investment management philosophy and technique and the Subadviser’s methods to ensure compliance with the investment objectives, policies and restrictions of a Subadvised Fund;

(2) a description of the various personnel furnishing such services, including their duties and qualifications, the amount of time and attention they will devote to a Subadvised Fund, and the ability of the Subadviser to attract and retain capable personnel;

(3) reports setting forth the financial condition and stability of the Subadviser; and

(4) reports setting forth the Subadviser’s investment performance during recent periods in light of its stated objectives and current market conditions, including comparisons with broadly-based unmanaged indices, private label and any other accounts managed by the Subadviser and having similar investment objectives and other pooled funds having similar investment objectives and asset sizes.

In obtaining this information, the Adviser typically: (i) reviews the Subadviser’s current Form ADV, if applicable; (ii) conducts a due diligence review of the Subadviser; and (iii) together with the Board, conducts an interview with representatives of the Subadviser.

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In addition, the Adviser and the Board consider the reasonableness of the Subadviser’s compensation with respect to each Subadvised Fund for which the Subadviser will provide portfolio management services. Although only the Adviser’s fee is payable directly by a Subadvised Fund, and the Subadviser’s fee is payable by the Adviser, the Subadviser’s fee directly bears on the amount and reasonableness of the Adviser’s fee payable by a Subadvised Fund. Accordingly, the Adviser and the relevant Board analyze the fees paid to Subadvisers in evaluating the reasonableness of the overall arrangements. In conducting this analysis, the Adviser and the relevant Board consider certain information, including, but not limited to, the following:

(1) a description of the proposed method of computing the fees and possible alternative fee arrangements;

(2) comparisons of the proposed fees to be paid by the Adviser with respect to each applicable Subadvised Fund with fees charged by the Subadviser for managing comparable accounts and comparisons of proposed investment management fees to be paid by each applicable Subadvised Fund with fees charged by other organizations for managing other mutual funds having similar investment objectives; and

(3) data with respect to the projected expense ratios of each applicable Subadvised Fund and comparisons with other mutual funds of comparable size.

2. Lack of Economic Incentives

As noted above, no Subadvised Fund will be responsible for compensating a Wholly-Owned Subadviser. The Adviser will receive a management fee pursuant to the Investment Advisory Agreement, which has been approved by the applicable Board, including a majority of the Independent Trustees, and the shareholders of the relevant Subadvised Fund. The Adviser is responsible, pursuant to the Investment Advisory Agreement, for paying the Wholly-Owned Subadviser from the management fee

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it is paid by a Subadvised Fund. Consequently, the fee that the Adviser retains pursuant to the Investment Advisory Agreement is contingent upon the portion of the assets of a Subadvised Fund that the Adviser allocates to the Subadviser and the fees paid to the Subadviser, including any Wholly-Owned Subadviser.

Applicants note that any conflict of interest or economic incentive that may exist in connection with the Adviser selecting a Wholly-Owned Subadviser to manage all or a portion of the assets of a Subadvised Fund are addressed under the terms and conditions of this Application and will be disclosed to shareholders and considered by the applicable Board when it reviews the selection or termination of Subadvisers. Moreover, condition 1 requires that a majority of a Subadvised Fund’s outstanding voting securities (as defined in the 1940 Act) approve the operation of the Subadvised Fund in the manner described in this Application. Additionally, under condition 2, at all times following such shareholder approval, the prospectus for a Subadvised Fund will disclose the existence, substance, and effect of any order granted pursuant to this Application, and that the Adviser has the ultimate responsibility, subject to approval and oversight by the applicable Board, to oversee the Subadvisers and recommend their hiring, termination and replacement. Applicants also assert that conditions 6, 7, 10 and 11 are designed to provide the Board with sufficient independence and the resources and information it needs to monitor and address any conflicts of interest. A majority of the entire Board will be Independent Trustees, and Independent Trustees will have independent counsel. For any Subadvised Fund that uses a subadviser that is an “affiliated person” (as such term is defined in the 1940 Act) of the Adviser, including, but not limited to, Wholly-Owned Subadvisers, a condition requires the applicable Board to make a separate finding, reflected in the applicable Board minutes, that any change in Subadvisers to manage all or a portion of the assets of that Subadvised Fund is in the best interests of a Subadvised Fund and its shareholders. A new Subadviser would also need to be approved by a majority of the Trustees who are

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subject to limits on their ability to have a financial interest in that Subadviser. If the Adviser proposes to terminate a Non-Affiliated Subadviser and hire a Wholly-Owned Subadviser for a Subadvised Fund, the fees and other terms of the Subadvisory Agreement will be reviewed by the applicable Board, including a majority of the Independent Trustees, under Section 15(c) of the 1940 Act, and the management fee paid to the Adviser by a Subadvised Fund would remain subject to the annual review by the applicable Board. Each Subadvisory Agreement would also remain subject to the annual review by the applicable Board, including a majority of the Independent Trustees, except that a Subadvisory Agreement may continue in effect for the initial two years of its term without such annual review.

3. Benefits to Shareholders

When a new Wholly-Owned Subadviser is retained by the Adviser on behalf of a Subadvised Fund today, the shareholders of the Subadvised Fund are required to approve the Subadvisory Agreement. Similarly, if an existing Subadvisory Agreement is amended in any material respect, approval by the shareholders of the affected Subadvised Fund is required. Moreover, if a Subadvisory Agreement is “assigned” as a result of a change in control of the Subadviser, the shareholders of the affected Subadvised Fund will be required to approve retaining the existing Subadviser. In all these instances the need for shareholder approval requires a Subadvised Fund to call and hold a shareholder meeting, create and distribute proxy materials, and solicit votes from shareholders on behalf of the Subadvised Fund, and generally necessitates the retention of a proxy solicitor. This process is time-intensive, expensive and slow, and, in the case of a poorly performing Subadviser or one whose management team has parted ways with the Subadviser, potentially harmful to a Subadvised Fund and its shareholders.

As noted above, shareholders investing in a Subadvised Fund that has a Subadviser are effectively hiring the Adviser to manage the Subadvised Fund’s assets by overseeing, monitoring and evaluating the

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Subadviser rather than by the Adviser hiring its own employees to oversee the Subadvised Fund. Applicants believe that permitting the Adviser to perform the duties for which the shareholders of a Subadvised Fund are paying the Adviser – the selection, supervision and evaluation of the Subadviser – without incurring unnecessary delays or expenses is appropriate and in the interest of a Subadvised Fund’s shareholders and will allow such Subadvised Fund to operate more efficiently. Within this structure, the Adviser is in the better position to make an informed selection and evaluation of a Subadviser than are individual shareholders. Without the delay inherent in holding shareholder meetings (and the attendant difficulty in obtaining the necessary quorums), a Subadvised Fund will be able to replace Subadvisers more quickly and at less cost, when the applicable Board, including a majority of the Independent Trustees, and the Adviser believe that a change would benefit a Subadvised Fund and its shareholders. Without the requested relief, a Subadvised Fund may, for example, be left in the hands of a Subadviser that may be unable to manage a Subadvised Fund’s assets diligently because of diminished capabilities resulting from a loss of personnel or decreased motivation resulting from an impending termination of the Subadviser. Also, in that situation, or where there has been an unexpected Subadviser resignation or change in control—events which are beyond the control of the Adviser, the Trusts and a Subadvised Fund—a Subadvised Fund may be forced to operate without a Subadviser or with less than the optimum number of Subadvisers. The sudden loss of the Subadviser could be highly disruptive to the operations of a Subadvised Fund. Moreover, if a Subadvisory Agreement is “assigned” as a result of a change in control of the Subadviser, the shareholders of the affected Subadvised Fund will be required to approve retaining the existing Subadviser.

If the relief requested is granted, each Investment Advisory Agreement will continue to be fully subject to Section 15(a) of, and Rule 18f-2 under, the 1940 Act. Moreover, the relevant Board will consider the Investment Advisory Agreements and Subadvisory Agreements in connection with its

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annual contract renewal process under Section 15(c) of the 1940 Act, and the standards of Section 36(b) of the 1940 Act will be applied to the fees paid by the Adviser to each Subadviser.

4. Shareholder Notification

With the exception of the relief requested in connection with Aggregate Fee Disclosure (as defined below), the prospectus and statement of additional information for each Subadvised Fund will include all information required by Form N-1A concerning the Subadvisers. If a new Subadviser is retained or a Subadvisory Agreement is materially amended, a Subadvised Fund’s prospectus and statement of additional information will be supplemented promptly pursuant to Rule 497(e) under the Securities Act.

If new Subadvisers are hired, the Subadvised Funds will inform shareholders of the hiring of a new Subadviser pursuant to the following procedures (“Modified Notice and Access Procedures”): (a) within 90 days after a new Subadviser is hired for any Subadvised Fund, that Subadvised Fund will send its shareholders either a Multi-manager Notice or a Multi-manager Notice and Multi-manager Information Statement;14 and (b) a Subadvised Fund will make the Multi-manager Information Statement available on the website identified in the Multi-manager Notice no later than when the Multi-manager Notice (or Multi-manager Notice and Multi-manager Information Statement) is first sent to shareholders,

14 A “Multi-manager Notice” will be modeled on a Notice of Internet Availability as defined in Rule 14a-16 under the Exchange Act, and specifically will, among other things: (a) summarize the relevant information regarding the new Subadviser (except as modified to permit Aggregate Fee Disclosure as defined in this Application); (b) inform shareholders that the Multi-manager Information Statement is available on a website; (c) provide the website address; (d) state the time period during which the Multi-manager Information Statement will remain available on that website; (e) provide instructions for accessing and printing the Multi-manager Information Statement; and (f) instruct the shareholder that a paper or email copy of the Multi-manager Information Statement may be obtained, without charge, by contacting a Subadvised Fund.

A “Multi-manager Information Statement” will meet the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the Exchange Act for an information statement, except as modified by the requested order to permit Aggregate Fee Disclosure. Multi-manager Information Statements will be filed with the Commission via the EDGAR system.

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and will maintain it on that website for at least 90 days. Under the requested relief, a Subadvised Fund would not furnish a Multi-manager Information Statement to shareholders when an existing Subadvisory Agreement is materially modified. In the circumstances described in this Application, a proxy solicitation to approve the appointment of new Subadvisers provides no more meaningful information to shareholders than the proposed Multi-manager Information Statement. Moreover, as indicated above, the applicable Board would comply with the requirements of Sections 15(a) and 15(c) of the 1940 Act before entering into or amending Subadvisory Agreements.

Prior to any Subadvised Fund relying on the requested relief in this Application, the applicable Board, including its Independent Trustees, will have approved its operations as described herein. Additionally, the shareholders of the applicable Subadvised Fund have approved, or will approve, its operation as described herein by a vote of a majority of the outstanding voting securities, within the meaning of the 1940 Act, or by the sole shareholder prior to a Subadvised Fund offering its shares.15 If any Subadvised Fund obtains shareholder approval of a subadviser approval policy either at a meeting of shareholders, or by the consent of the sole shareholder prior to the Subadvised Fund offering its shares, prior to the issuance of an order, the prospectus for the Subadvised Fund will at all times following such shareholder approval contain appropriate disclosure that the Subadvised Fund has applied for exemptive relief to operate under the multi-manager structure described herein, including the ability to hire new Subadvisers and materially amend an existing Subadvisory Agreement without soliciting further shareholder vote.

15 If a Subadvised Fund has obtained shareholder approval to operate pursuant to the Prior Order and has met all other terms and conditions of the requested order, the Subadvised Fund may rely on the applicable part of the order requested in this Application (i.e., hiring Non-Affiliated Subadvisers and amending Subadvisory Agreements with Non-Affiliated Subadvisers).

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b. Fee Disclosure

i. Regulatory Background

Form N-1A is the registration statement used by open-end investment companies. Item 19(a)(3) of Form N-1A requires a registered investment company to disclose in its statement of additional information the method of computing the “advisory fee payable” by the investment company, including the total dollar amounts that the investment company “paid to the adviser (aggregated with amounts paid to affiliated advisers, if any), and any advisers who are not affiliated persons of the adviser, under the investment advisory contract for the last three fiscal years.”

Rule 20a-1 under the 1940 Act requires proxies solicited with respect to a registered investment company to comply with Schedule 14A under the Exchange Act. Item 22 of Schedule 14A sets forth the information that must be included in a registered investment company’s proxy statement. Item 22(c)(1)(ii) requires a proxy statement for a shareholder meeting at which action will be taken on an investment advisory agreement to describe the terms of the advisory contract, “including the rate of compensation of the investment adviser.” Item 22(c)(1)(iii) requires a description of the “aggregate amount of the investment adviser’s fees and the amount and purpose of any other material payments” by the investment company to the investment adviser, or any affiliated person of the investment adviser during the fiscal year. Item 22(c)(8) requires a description of “the terms of the contract to be acted upon and, if the action is an amendment to, or a replacement of, an investment advisory contract, the material differences between the current and proposed contract.” Finally, Item 22(c)(9) requires a proxy statement for a shareholder meeting at which a change in the advisory fee will be sought to state (i) the aggregate amount of the investment adviser’s fee during the last year; (ii) the amount that the adviser would have received had the proposed fee been in effect; and (iii) the difference between (i) and (ii) stated as a percentage of the amount in (i). Together, these provisions may require a Subadvised Fund to disclose

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the fees paid to a Subadviser in connection with shareholder action with respect to entering into, or materially amending, an advisory agreement or establishing, or increasing, advisory fees.

Regulation S-X sets forth the requirements for financial statements required to be included as part of a registered investment company’s registration statement and shareholder reports filed with the Commission. Sections 6-07(2)(a), (b) and (c) of Regulation S-X require a registered investment company to include in its financial statement information about the investment advisory fees. These provisions could require a Subadvised Fund’s financial statements to disclose information concerning fees paid to a Subadviser. The exemption from Regulation S-X requested below would permit a Subadvised Fund to include only the Aggregate Fee Disclosure (as defined below); all other items required by Sections 6-07(2)(a), (b) and (c) of Regulation S-X will be disclosed.

ii. Requested Relief

Applicants seek relief to permit each Subadvised Fund to disclose (as a dollar amount and a percentage of a Subadvised Fund’s net assets) (a) the aggregate fees paid to the Adviser and any Wholly-Owned Subadvisers; (b) the aggregate fees paid to Non-Affiliated Subadvisers; and (c) the fee paid to each Affiliated Subadviser (collectively, the “Aggregate Fee Disclosure”) in lieu of disclosing the fees that may be required by Item 19(a)(3) of Form N-1A, Items 22(c)(1)(ii), 22(c)(2)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A, and Section 6-07(2)(a), (b) and (c) of Regulation S-X. The Aggregate Fee Disclosure would be presented as both a dollar amount and as a percentage of a Subadvised Fund’s net assets.

Applicants believe that the relief sought in this Application should be granted because the Adviser intends to operate Subadvised Funds under a multi-manager structure and no Subadvised Funds would be responsible for the payment of advisory fees to the Subadvisers. As a result, disclosure of the individual fees that the Adviser pays to the Subadvisers would not serve any meaningful purpose.

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As noted above, the Adviser may operate Subadvised Funds in a manner different from a traditional investment company. By investing in a Subadvised Fund, shareholders are hiring the Adviser to manage the Subadvised Fund’s assets by overseeing, evaluating, monitoring and recommending Subadvisers rather than by hiring its own employees to manage the assets directly. The Adviser, under the oversight of the applicable Board, is responsible for overseeing the Subadvisers and recommending their hiring and replacement. In return, the Adviser receives an advisory fee from each Subadvised Fund. Pursuant to each Investment Advisory Agreement, the Adviser compensates the Subadvisers directly. Disclosure of the individual fees that the Adviser would pay to the Subadvisers does not serve any meaningful purpose since investors pay the Adviser to oversee, monitor, evaluate and compensate the Subadvisers. Applicants contend that the primary reasons for requiring disclosure of individual fees paid to Subadvisers are to inform shareholders of expenses to be charged by a particular Subadvised Fund and to enable shareholders to compare the fees to those of other comparable investment companies. Applicants believe that the requested relief satisfies these objectives because the advisory fee paid to the Adviser will be fully disclosed and, therefore, shareholders will know what a Subadvised Fund’s fees and expenses are and will be able to compare the advisory fees a Subadvised Fund is charged to those of other investment companies.

Indeed, in a more conventional arrangement, requiring the Subadvised Funds to disclose the fees negotiated between the Adviser and the Subadvisers would be the functional equivalent of requiring single adviser investment companies to disclose the salaries of individual portfolio managers employed by that investment adviser. In the case of a single adviser or traditional investment company, disclosure is made of the compensation paid to the investment adviser, but shareholders are not told or asked to vote on the salary paid by the investment adviser to individual portfolio managers. Similarly, in the case of the Subadvised Funds, the shareholders will have chosen to employ the Adviser and to rely upon the

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Adviser’s expertise in monitoring the Subadvisers, recommending the Subadvisers’ selection and termination (if necessary), and negotiating the compensation of the Subadvisers. There are no policy reasons that require shareholders of the Subadvised Funds to be informed of the individual Subadviser’s fees any more than shareholders of a traditional investment company (single investment adviser) would be informed of the particular investment adviser’s portfolio managers’ salaries.16

The requested relief would benefit shareholders of the Subadvised Funds because it would improve the Adviser’s ability to negotiate the fees paid to Subadvisers. The Adviser’s ability to negotiate with the various Subadvisers would be adversely affected by public disclosure of fees paid to each Subadviser. If the Adviser is not required to disclose the Subadvisers’ fees to the public, the Adviser may be able to negotiate rates that are below a Subadviser’s “posted” amounts. Moreover, if one Subadviser is aware of the advisory fee paid to another Subadviser, the Subadviser is unlikely to decrease its advisory fee below that amount. The relief will also encourage Subadvisers to negotiate lower subadvisory fees with the Adviser if the lower fees are not required to be made public.

c. Precedent

Applicants note that substantially the same exemptions requested herein with respect to relief from Section 15(a) and Rule 18f-2 for Non-Affiliated Subadvisers and Wholly-Owned Subadvisers, as well as relief from the disclosure requirements of the rules and forms discussed herein, have been granted

16 The relief would be consistent with the Commission’s disclosure requirements applicable to fund portfolio managers that were previously adopted. See Investment Company Act Release No. 26533 (Aug. 23, 2004). Under these disclosure requirements, a fund is required to include in its statement of additional information, among other matters, a description of the structure of and the method used to determine the compensation structure of its “portfolio managers.” Applicants state that with respect to each Subadvised Fund, the statement of additional information will describe the structure and method used to determine the compensation received by each portfolio manager employed by any Subadviser. In addition to this disclosure with respect to portfolio managers, Applicants state that with respect to each Subadvised Fund the statement of additional information will describe the structure of, and method used to determine, the compensation received by each Subadviser.

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previously by the Commission. See, e.g., Eagle Capital Appreciation Fund, et al., Investment Company Act Release Nos. 31239 (September 3, 2014) (notice) and 31269 (order); Principal Funds, Inc., et al., Investment Company Act Release Nos. 31203 (August 11, 2014) (notice) and 31244 (September 8, 2014) (order); Wells Fargo Trust, et al., Investment Company Act Rel. Nos. 30830 (December 13, 2013) (notice) and 30853 (January 8, 2014) (order); Franklin Templeton International Trust, et al., Investment Company Act Release Nos. 30679 (August 27, 2013) (notice) and 30698 (September 24, 2013) (order); Munder Series Trust, et al., Investment Company Act Release Nos. 30441 (March 29, 2013) (notice) and 30493 (April 24, 2013) (order).

V. CONDITIONS

Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

(1) Before a Subadvised Fund may rely on the order requested herein, the operation of the Subadvised Fund in the manner described in this Application, including the hiring of Wholly-Owned Subadvisers, will be, or has been, approved by a majority of the Subadvised Fund’s outstanding voting securities (or if the Subadvised Fund serves as a funding medium for any sub-account of a registered separate account, pursuant to voting instructions provided by variable contract owners with to whom units of the sub-account are credited), as defined in the 1940 Act, or, in the case of a Subadvised Fund whose public shareholders (or variable contract owners through a registered separate account) purchase shares on the basis of a prospectus containing the disclosure contemplated by condition 2 below, by the initial shareholder before such Subadvised Fund’s shares are offered to the public (or the variable contract owners through a separate account).

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(2) The prospectus for each Subadvised Fund will disclose the existence, substance, and effect of any order granted pursuant to the Application. In addition, each Subadvised Fund will hold itself out to the public as employing the multi-manager structure described in this Application. The prospectus will prominently disclose that the Adviser has the ultimate responsibility, subject to oversight by the applicable Board, to oversee the Subadvisers and recommend their hiring, termination and replacement.

(3) The Adviser will provide general management services to each Subadvised Fund, including overall supervisory responsibility for the general management and investment of the Subadvised Fund’s assets, and subject to review and approval of the applicable Board, will (i) set the Subadvised Fund’s overall investment strategies, (ii) evaluate, select, and recommend Subadvisers to manage all or a portion of the Subadvised Fund’s assets; (iii) allocate and, when appropriate, reallocate the Subadvised Fund’s assets among Subadvisers; (iv) monitor and evaluate the Subadvisers’ performance; and (v) implement procedures reasonably designed to ensure that Subadvisers comply with the Subadvised Fund’s investment objective, policies and restrictions.

(4) A Subadvised Fund will not make any Ineligible Subadviser Changes without the approval of the shareholders (or, if the Subadvised Fund serves as a funding medium for any sub-account of a registered separate account, the Adviser will inform the unitholders of the sub-account) of the applicable Subadvised Fund.

(5) Subadvised Funds will inform shareholders (or, if the Subadvised Fund serves as a funding medium for any sub-account of a registered separate account, the Adviser will inform the unitholders of the sub-account) of the hiring of a new Subadviser within 90 days after the hiring of the new Subadviser pursuant to the Modified Notice and Access Procedures.

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(6) At all times, at least a majority of the applicable Board will be Independent Trustees, and the selection and nomination of new or additional Independent Trustees will be placed within the discretion of the then-existing Independent Trustees.

(7) Independent Legal Counsel, as defined in Rule 0-1(a)(6) under the 1940 Act, will be engaged to represent the Independent Trustees. The selection of such counsel will be within the discretion of the then-existing Independent Trustees.

(8) The Adviser will provide the applicable Board, no less frequently than quarterly, with information about the profitability of the Adviser on a per Subadvised Fund basis. The information will reflect the impact on profitability of the hiring or termination of any Subadviser during the applicable quarter.

(9) Whenever a Subadviser is hired or terminated, the Adviser will provide the applicable Board with information showing the expected impact on the profitability of the Adviser.

(10) Whenever a Subadviser change is proposed for a Subadvised Fund with an Affiliated Subadviser or a Wholly-Owned Subadviser, the applicable Board, including a majority of the Independent Trustees, will make a separate finding, reflected in the applicable Board minutes, that the change is in the best interests of the Subadvised Fund and its shareholders and does not involve a conflict of interest from which the Adviser or the Affiliated Subadviser or Wholly-Owned Subadviser derives an inappropriate advantage.

(11) No Trustee or officer of a Subadvised Fund, or director, manager or officer of the Adviser, will own directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person), any interest in a Subadviser, except for (a) ownership of interests in the Adviser or any entity, other than a Wholly-Owned Subadviser, that controls, is controlled by, or is under common control with the Adviser, or (b) ownership of less than 1% of the outstanding

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securities of any class of equity or debt of a publicly-traded company that is either a Subadviser or an entity that controls, is controlled by, or is under common control with a Subadviser.

(12) Each Subadvised Fund will disclose in its registration statement the Aggregate Fee Disclosure.

(13) In the event that the Commission adopts a rule under the 1940 Act providing substantially similar relief to that in the order requested in the Application, the requested order will expire on the effective date of that rule.

(14) Any new Subadvisory Agreement or any amendment to a Subadvised Fund’s existing investment advisory agreement or Subadvisory Agreement that directly or indirectly results in an increase in the aggregate advisory fee rate payable by the Subadvised Fund will be submitted to the Subadvised Fund’s shareholders (or, if the Subadvised Fund serves as a funding medium for any sub-account of a registered separate account, the Adviser will inform the unitholders of the sub-account) for approval.

VI. PROCEDURAL MATTERS

All of the requirements for execution and filing of this Application on behalf of Applicants have been complied with in accordance with the applicable organizational documents of Applicants, and the undersigned officers of Applicants are fully authorized to execute this Application. The resolutions of the applicable Boards of the Trusts are attached as Exhibits A-1 through A-4 to this Application in accordance with the requirements of Rule 0-2(c)(1) under the 1940 Act and the verifications required by Rule 0-2(d) under the 1940 Act are attached as Exhibits B-1 through B-4 to this Application.

Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that their address is 51 Madison Avenue, New York, New York 10010 and that all written communications regarding this Application should be directed to the individuals and addresses indicated on the first page of this Application.

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Applicants desire that the Commission issue the requested order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

VII. CONCLUSION

For the foregoing reasons, Applicants respectfully request that the Commission issue an order under Section 6(c) of the 1940 Act granting the relief requested in the Application. Applicants submit that the requested exemption is necessary or appropriate in the public interest, consistent with the protection of investors and consistent with the purpose fairly intended by the policy and provisions of the 1940 Act.

[Signature Page Follows]

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THE MAINSTAY FUNDS

By: /s/ Stephen P. Fisher____________

Name: Stephen P. Fisher

Title: President

MAINSTAY FUNDS TRUST

By: /s/ Stephen P. Fisher____________

Name: Stephen P. Fisher

Title: President

MAINSTAY VP FUNDS TRUST

By: /s/ Stephen P. Fisher____________

Name: Stephen P. Fisher

Title: President

NEW YORK LIFE INVESTMENT MANAGEMENT LLC

By: /s/ Stephen P. Fisher____________

Name: Stephen P. Fisher

Title: Co-President

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EXHIBITS TO APPLICATION

The following materials are made a part of the Application and are attached hereto:

Exhibit A-1.

Authorizations/Certificate of The MainStay Funds Required Pursuant to Rule 0-2(c)(1)

Exhibit A-2.

Authorizations/Certificate of MainStay Funds Trust Pursuant to Rule 0-2(c)(1)

Exhibit A-3.

Authorizations/Certificate of MainStay VP Funds Trust Required Pursuant to Rule 0-2(c)(1)

Exhibit A-4.

Authorizations/Certificate of New York Life Investment Management LLC Required Pursuant to Rule 0-2(c)(1)

Exhibit B-1.

Verifications of The MainStay Funds Required Pursuant to Rule 0-2(d)

Exhibit B-2.

Verifications of MainStay Funds Trust Required Pursuant to Rule 0-2(d)

Exhibit B-3.

Verifications of MainStay VP Funds Trust Required Pursuant to Rule 0-2(d)

Exhibit B-4.

Verifications of New York Life Investment Management LLC Required Pursuant to Rule 0-2(d)

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Exhibit A-1

SECRETARY’S CERTIFICATION

I, Kevin Gao, Secretary, do hereby certify that I am the Assistant Secretary of The MainStay Funds (the “Trust”). I further certify that the following resolutions were duly adopted by the Board of Trustees of the Trust at a meeting held on June 26, 2014, and that such resolutions have not been revoked, modified rescinded, or amended and are in full force and effect:

RESOLVED, that in consideration of the recommendation of the Contracts Committee, the officers of MainStay Funds Trust, MainStay VP Funds Trust and The MainStay Funds (each a “Trust” and collectively, the “Trusts”), including all current and future series of the Trusts (each a Fund and, collectively, the “Funds”), with such assistance from the Funds’ legal counsel or others as may be required, be, and they hereby are and each hereby is, authorized and directed to prepare and file, on behalf of the Funds, an application (the “Application”) with the SEC for an order under Section 6(c) of the 1940 Act to exempt each series of the Trusts, and their investment adviser, New York Life Investments, from: (i) the provisions of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to permit New York Life Investments, subject to the supervision of the Board of Trustees, to appoint new affiliated and unaffiliated subadvisers to a Fund for which New York Life Investments serves as investment adviser and to make material changes to the subadvisory agreements with such subadvisers to the Funds without obtaining shareholder approval of the applicable Fund; and (ii) the disclosures required pursuant to Item 19(a)(3) of Form N-1A, Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A, and Sections 6-07(2)(a)-(c) of Regulation S-X, as discussed at this meeting, in the form deemed appropriate, with the review and advice of the Funds’ legal counsel; and it was

FURTHER RESOLVED, that the officers of the Trusts be, and each of them hereby is, authorized to take all such action, and to execute and deliver all such instruments and documents, in the name and on behalf of the Trusts, as shall in their judgment be necessary, proper or advisable in order to arrange for the filing of the Application and any amendments thereto, and all related exhibits, on behalf of the Trusts, and otherwise to fully carry out the intent and accomplish the purpose of the foregoing resolution, the taking of any such action and the execution and delivery of any such instrument or document by any such officer to be conclusive evidence that the same has been authorized by this resolution.

IN WITNESS WHEREOF, I have hereunder subscribed my name to this Certificate as of April 3, 2015.

By: /s/ Kevin Gao___________

Name: Kevin Gao

Title:   Secretary

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Exhibit A-2

SECRETARY’S CERTIFICATION

I, Kevin Gao, Secretary, do hereby certify that I am the Assistant Secretary of MainStay Funds Trust (the “Trust”). I further certify that the following resolutions were duly adopted by the Board of Trustees of the Trust at a meeting held on June 26, 2014, and that such resolutions have not been revoked, modified rescinded, or amended and are in full force and effect:

RESOLVED, that in consideration of the recommendation of the Contracts Committee, the officers of MainStay Funds Trust, MainStay VP Funds Trust and The MainStay Funds (each a “Trust” and collectively, the “Trusts”), including all current and future series of the Trusts (each a Fund and, collectively, the “Funds”), with such assistance from the Funds’ legal counsel or others as may be required, be, and they hereby are and each hereby is, authorized and directed to prepare and file, on behalf of the Funds, an application (the “Application”) with the SEC for an order under Section 6(c) of the 1940 Act to exempt each series of the Trusts, and their investment adviser, New York Life Investments, from: (i) the provisions of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to permit New York Life Investments, subject to the supervision of the Board of Trustees, to appoint new affiliated and unaffiliated subadvisers to a Fund for which New York Life Investments serves as investment adviser and to make material changes to the subadvisory agreements with such subadvisers to the Funds without obtaining shareholder approval of the applicable Fund; and (ii) the disclosures required pursuant to Item 19(a)(3) of Form N-1A, Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A, and Sections 6-07(2)(a)-(c) of Regulation S-X, as discussed at this meeting, in the form deemed appropriate, with the review and advice of the Funds’ legal counsel; and it was

FURTHER RESOLVED, that the officers of the Trusts be, and each of them hereby is, authorized to take all such action, and to execute and deliver all such instruments and documents, in the name and on behalf of the Trusts, as shall in their judgment be necessary, proper or advisable in order to arrange for the filing of the Application and any amendments thereto, and all related exhibits, on behalf of the Trusts, and otherwise to fully carry out the intent and accomplish the purpose of the foregoing resolution, the taking of any such action and the execution and delivery of any such instrument or document by any such officer to be conclusive evidence that the same has been authorized by this resolution.

IN WITNESS WHEREOF, I have hereunder subscribed my name to this Certificate as of April 3, 2015.

By: /s/ Kevin Gao___________

Name: Kevin Gao

Title:   Secretary

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Exhibit A-3

SECRETARY’S CERTIFICATION

I, Kevin Gao, Secretary, do hereby certify that I am the Assistant Secretary of MainStay VP Funds Trust (the “Trust”). I further certify that the following resolutions were duly adopted by the Board of Trustees of the Trust at a meeting held on June 26, 2014, and that such resolutions have not been revoked, modified, rescinded, or amended and are in full force and effect:

RESOLVED, that in consideration of the recommendation of the Contracts Committee, the officers of MainStay Funds Trust, MainStay VP Funds Trust and The MainStay Funds (each a “Trust” and collectively, the “Trusts”), including all current and future series of the Trusts (each a Fund and, collectively, the “Funds”), with such assistance from the Funds’ legal counsel or others as may be required, be, and they hereby are and each hereby is, authorized and directed to prepare and file, on behalf of the Funds, an application (the “Application”) with the SEC for an order under Section 6(c) of the 1940 Act to exempt each series of the Trusts, and their investment adviser, New York Life Investments, from: (i) the provisions of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to permit New York Life Investments, subject to the supervision of the Board of Trustees, to appoint new affiliated and unaffiliated subadvisers to a Fund for which New York Life Investments serves as investment adviser and to make material changes to the subadvisory agreements with such subadvisers to the Funds without obtaining shareholder approval of the applicable Fund; and (ii) the disclosures required pursuant to Item 19(a)(3) of Form N-1A, Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A, and Sections 6-07(2)(a)-(c) of Regulation S-X, as discussed at this meeting, in the form deemed appropriate, with the review and advice of the Funds’ legal counsel; and it was

FURTHER RESOLVED, that the officers of the Trusts be, and each of them hereby is, authorized to take all such action, and to execute and deliver all such instruments and documents, in the name and on behalf of the Trusts, as shall in their judgment be necessary, proper or advisable in order to arrange for the filing of the Application and any amendments thereto, and all related exhibits, on behalf of the Trusts, and otherwise to fully carry out the intent and accomplish the purpose of the foregoing resolution, the taking of any such action and the execution and delivery of any such instrument or document by any such officer to be conclusive evidence that the same has been authorized by this resolution.

IN WITNESS WHEREOF, I have hereunder subscribed my name to this Certificate as of April 3, 2015.

By: /s/ Kevin Gao___________

Name: Kevin Gao

Title:   Secretary

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Exhibit A-4

AUTHORIZATION

Pursuant to Rule 0-2(c)(1) of the Investment Company Act of 1940, as amended, New York Life Investment Management LLC hereby states that pursuant to his position as Co-President of New York Life Investment Management LLC, the undersigned Stephen P. Fisher, is authorized to file this Amended Application in its name and on its behalf.

NEW YORK LIFE INVESTMENT MANAGEMENT LLC

By: /s/ Stephen P. Fisher_______

Name: Stephen P. Fisher

Title:   Co-President

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Exhibit B-1

VERIFICATION

The undersigned states that he has duly executed the attached Amended Application dated April 3, 2015, for an Order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (“1940 Act”), for an exemption from the provisions of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder and from certain provisions relating to subadvisory fee disclosure for and on behalf of The MainStay Funds (the “Trust”); that he is the President of the Trust; and that all actions by shareholders, trustees and other bodies necessary to authorize deponent to execute and file such Application have been taken. Deponent further states that he is familiar with such Application and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Dated: April 3, 2015

By: /s/ Stephen P. Fisher________

Name: Stephen P. Fisher

Title:   President

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Exhibit B-2

VERIFICATION

The undersigned states that he has duly executed the attached Amended Application dated April 3, 2015, for an Order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (“1940 Act”), for an exemption from the provisions of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder and from certain provisions relating to subadvisory fee disclosure for and on behalf of MainStay Funds Trust (the “Trust”); that he is the President of the Trust; and that all actions by shareholders, trustees and other bodies necessary to authorize deponent to execute and file such Application have been taken. Deponent further states that he is familiar with such Application and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Dated: April 3, 2015

By: /s/ Stephen P. Fisher_________

Name: Stephen P. Fisher

Title:   President

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Exhibit B-3

VERIFICATION

The undersigned states that he has duly executed the attached Amended Application dated April 3, 2015, for an Order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (“1940 Act”), for an exemption from the provisions of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder and from certain provisions relating to subadvisory fee disclosure for and on behalf of MainStay VP Funds Trust (the “Trust”); that he is the President of the Trust; and that all actions by shareholders, trustees and other bodies necessary to authorize deponent to execute and file such Application have been taken. Deponent further states that he is familiar with such Application and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Dated: April 3, 2015

By: /s/ Stephen P. Fisher__________

Name: Stephen P. Fisher

Title:   President

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Exhibit B-4

VERIFICATION

The undersigned states that he has duly executed the attached Amended Application dated April 3, 2015, for an Order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (“1940 Act”), for an exemption from the provisions of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder and from certain provisions relating to subadvisory fee disclosure for and on behalf of New York Life Investment Management LLC (“New York Life Investments”); that he is the Co-President of New York Life Investments; and that all actions by shareholders, directors and other bodies necessary to authorize deponent to execute and file such Application have been taken. Deponent further states that he is familiar with such Application and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Dated: April 3, 2015

By: /s/ Stephen P. Fisher___________

Name: Stephen P. Fisher

Title:   Co-President

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